Filed pursuant to 424(b)(3)
Registration #333-50822

SUPPLEMENT NO. 31
DATED JUNE 18, 2002
TO THE PROSPECTUS DATED FEBRUARY 1, 2001
OF INLAND RETAIL REAL ESTATE TRUST, INC.

We are providing this Supplement No. 31 to you in order to supplement our prospectus and its supplements. This supplement, dated June 18, 2002 to our prospectus dated February 1, 2001, updates information in the "Real Property Investments," and "Plan of Distribution" sections of our prospectus. This Supplement No. 31 supplements, modifies or supersedes certain information contained in our prospectus, Supplement No. 30 dated May 30, 2002, Supplement No. 29 dated May 21, 2002, Supplement No. 28 dated May 1, 2002 (which superseded Supplement No. 27 dated April 29, 2002, Supplement No. 26 dated April 17, 2002, Supplement No. 25 dated April 4, 2002, Supplement No. 24 dated March 11, 2002, Supplement No. 23 dated February 28, 2002, Supplement No. 22 dated February 21, 2002, Supplement No. 21 dated February 7, 2002 and Supplement No. 20 dated February 1, 2002 (which superseded Supplement No. 19 dated January 17, 2002, Supplement No. 18 dated January 3, 2002, Supplement No. 17 dated December 17, 2001, Supplement No. 16 dated December 6, 2001, Supplement No. 15 dated November 29, 2001, Supplement No. 14 dated November 20, 2001 and Supplement No. 13 dated November 1, 2001 (which superseded Supplement No. 12 dated October 29, 2001, Supplement No. 11 dated October 5, 2001, Supplement No. 10 dated September 20, 2001, Supplement No. 9 dated September 10, 2001, Supplement No. 8 dated September 5, 2001, Supplement No. 7 dated August 7, 2001 and Supplement No. 6 dated August 1, 2001 (which superseded Supplements No. 5 dated June 14, 2001, No. 4 dated May 21, 2001 and No. 3 dated May 1, 2001 (which superseded Supplements No. 1 and 2 dated February 28, 2001 and April 10, 2001, respectively))))) and must be read in conjunction with our prospectus and those supplements.

Real Property Investments

The discussion under this section, which starts on page 88 of our Prospectus, is modified and supplemented by the following information regarding properties that we have acquired.

The following table provides information regarding the properties we have acquired since May 30, 2002, the date of our last supplement. We purchased these properties from unaffiliated third parties.
Property	Type	Year Built	Date Acquired	Approx. Acquisition Costs, including expenses *	Gross Leasable Area (Sq. Ft.)	Physical Occupancy as of 5/31/02 (%)	No. of Tenants	Major Tenants

Hillsboro Square Hillsboro Boulevard and Highway One Deerfield Beach, Florida	NC	1961	6/11/02	$19,174,000	145,318	96	25	Publix **
Stonebridge Square Crossville Road Roswell, Georgia	NC	2001	6/12/02	$19,484,000 ***	160,188	95	12	Kohl's Linens N Things
Ward's Crossing US 29 and Highway 460 Lynchburg, Virginia	NC	2001	6/14/02	$11,100,000	80,980	94	9	Michael's Pier I Bed Bath and Beyond

* Our acquisition costs may increase by additional costs, which have not yet been finally determined. We expect any additional costs to be insignificant.

** The existing Publix has been torn down and a new Publix will be built, reopening in about October 2002. Publix will pay a substantial portion of the costs to rebuild. We will pay the balance of the purchase price, approximately $2,500,000, on a monthly draw basis, pursuant to a contract with the developer of the new Publix.

*** This is the acquisition cost of the property before we received a credit for the $2,860,000 we had invested in the joint venture with the developer of this property.

NC Neighborhood and Community Retail Shopping Center

We purchased these properties with our own funds. However, we expect to place financing on the properties at a later date.

In evaluating each property as a potential acquisition and determining the appropriate amount of consideration to be paid for the property, we considered a variety of factors including overall valuation of net rental income, location, demographics, tenant mix, quality of tenants, length of leases, price per square foot, occupancy and the fact that overall rental rates at each shopping center are comparable to market rates. We believe that each property is well located, has acceptable roadway access, attracts high-quality tenants, is well maintained and has been professionally managed. Each property will be subject to competition from similar shopping centers within its market area, and its economic performance could be affected by changes in local economic conditions. We did not consider any other factors materially relevant to the decision to acquire each property.

We do not intend to make significant repairs and improvements to the properties, other than the Hillsboro Publix, over the next few years. If we were to make any repairs or improvements to any property, the tenants of the respective property would be obligated to pay a substantial portion of any monies spent pursuant to the provisions of their respective leases.

In general, each tenant pays its proportionate share of real estate taxes, insurance and common area maintenance costs, although the leases with some tenants may provide that the tenant's liability for such expenses is limited in some way, usually so that their liability for such expenses does not exceed a specified amount.

Plan of Distribution

The following new subsection is inserted at the end of this section on page 187 of our prospectus.

Update

As of January 31, 2001, we had sold 13,687,349 shares in our first offering resulting in gross proceeds of $136,454,948. In addition, we received $200,000 from our advisor for 20,000 shares. Inland Securities Corporation, an affiliate of our advisor, served as dealer manager of this offering and was entitled to receive selling commissions and certain other fees, as discussed further in our prospectus. As of January 31, 2001, we had incurred $11,588,024 of commissions and fees payable to Inland Securities Corporation, which results in our receipt of $125,066,923 of net proceeds from the sale of those 13,687,349 shares. As of January 31, 2001 the first offering terminated. Our current offering began February 1, 2001. As of June 17, 2002, we had sold 47,236,835 shares in our current offering resulting in gross proceeds of $470,212,095. Inland Securities Corporation also serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus. As of June 17, 2002, we had incurred $40,978,132 of commissions and fees payable to Inland Securities Corporation, which results in our receipt of $429,233,963 of net proceeds from the sale of those 47,236,835 shares. An additional 1,490,504 shares have been sold pursuant to our Distribution Reinvestment Program as of June 17, 2002, for which we have received additional net proceeds of $14,159,788. As of June 17, 2002, we had repurchased 229,656 shares through our Share Repurchase Program resulting in disbursements totaling $2,115,226. As a result, our net offering proceeds from both offerings total approximately $566,145,448 as of June 17, 2002, including amounts raised through our Distribution Reinvestment Program, net of shares repurchased through our Share Repurchase Program.

We also pay an affiliate of our advisor, which is owned principally by individuals who are affiliates of Inland, fees to manage and lease our properties. For the three months ended March 31, 2002, we have incurred and paid property management fees of $921,498. For the years ended December 31, 2001 and 2000, we have incurred and paid property management fees of $1,605,491 and $926,978, respectively. Our advisor was entitled to receive an annual asset management fee of not more than 1% of our average invested assets, to be paid quarterly until August 1, 2001. Thereafter, our advisor may receive an annual asset management fee of not more than 1% of our net asset value, to be paid quarterly. For the three months ended March 31, 2002, we had incurred and paid $797,000 of such fees. For the year ended December 31, 2001, no such fees were accrued or paid. For the year ended December 31, 2000, we had incurred and paid $120,000 of such fees. We may pay expenses associated with property acquisitions of up to .5% of the proceeds that we raise in this offering but in no event will we pay acquisition expenses on any individual property that exceeds 6% of its purchase price. Acquisition expenses totaling approximately $4,810,000 are included in the purchase prices we have paid for all our properties purchased through June 17, 2002. As of June 17, 2002, we had invested approximately $419,250,000 in properties that we purchased for an aggregate purchase price of approximately $870,300,000, and we had invested approximately $2,475,000 in a note receivable from the developer of a shopping center. After expenditures for organization and offering expenses and acquisition expenses, establishing appropriate reserves and the acquisition of the properties described above, as of June 17, 2002, we had net offering proceeds of approximately $94,000,000 available for investment in additional properties. As of June 17, 2002, we have committed to the acquisition of an additional $228,000,000 in properties. We believe we will have sufficient resources available from offering proceeds and financing proceeds to acquire these properties.